Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-207315, 333-210417, 333-220396, 333-223927, and 333-230248 on Form S-8 of our reports dated March 26, 2019, relating to the consolidated financial statements of Pure Storage, Inc. and its subsidiaries (the “Company”) (which expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue from contracts with customers in fiscal year 2019 due to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASC 606)), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Pure Storage, Inc. for the year ended January 31, 2019.

/S/ DELOITTE & TOUCHE LLP
San Jose, California
March 26, 2019